Exhibit 99.3

STATE OF VERMONT

DEPARTMENT OF FINANCIAL REGULATION

PUBLIC HEARING

August 24, 2015

MERGER OF

NUVO BANK & TRUST COMPANY

INTO

MERCHANTS BANK

Testimony of Donald R. Chase

Chairman of the Board of Directors

NUVO Bank & Trust Company

I.	Introduction

Good afternoon.

I am Donald R. Chase, Chairman of the Board of Directors of NUVO Bank & Trust Company (“NUVO”). I have served in this capacity since the founding of NUVO in 2008.

I am here on behalf of the Board of NUVO to speak in support of the proposed merger of NUVO into Merchants Bank (the “Merger”). After providing certain background information about NUVO, I will discuss some of the reasons why the proposed Merger will benefit the constituencies which we serve.

II.	Background Regarding NUVO

NUVO is a Massachusetts trust company headquartered in Springfield, Massachusetts. It was charted and opened for business in 2008. It has one banking office in Springfield, Massachusetts. It offers a broad range of community banking services.

As of June 30, 2015, NUVO had approximately $162.4 million in total assets, $15.3 million in total equity, and approximately 17 employees. As of the same date, it had approximately $146.1 million in total loans and $142.3 million in total deposits. NUVO is a well-capitalized institution and became profitable in 2011, its third full year of operation, and has been profitable each year since 2011.

III.	The Proposed Merger Will Be Beneficial to the Constituencies Which We Serve.

NUVO customers will benefit from the transaction.

NUVO customers will benefit from being customers of a larger bank which can provide additional services and products, while retaining the benefit of management that is local. For example, the increased legal lending limit available to borrowers by reason of the greater asset size of Merchants Bank will benefit. Existing and future customers will also benefit from an expanded array of financialproducts and services made available Among the new products Merchants Bank will provide that NUVO does not presently offer are additional commercial credit offerings, additional residential mortgage loan products, municipal banking services, and trust and wealth management service, benefiting customers in the Western Massachusetts market.

The communities NUVO serves will benefit from the Merger.

The communities served by NUVO will benefit from Merchants Bank’s longstanding history of serving its customers and communities. Both Merchants Bank and NUVO have received “Satisfactory” Community Reinvestment Act ratings and Merchants Bank has committed to continue to serve the credit needs of low- and moderate-income residents of the Springfield market area.

Employees of NUVO will benefit from the Merger and Contribute to the Overall Strength of Merchants Bank.

Merchants Bank intends to use reasonable efforts to retain most employees of NUVO following the Merger. Employees who are retained by Merchants Bank will have the opportunity for career advancement at a larger institution. Continuing employees will be able to participate in Merchants Bank’s excellent benefit plans and will receive credit for prior service with NUVO for purposes of vesting and eligibility to participate in such plans. Employees who are not retained will receive severance benefits.

The Chief Executive Officer of NUVO and the President of NUVO have each entered employment agreements with Merchants Bank, effective upon the closing of the Merger. In addition, it is expected that the NUVO’s Senior Vice President, Chief Credit Officer and Senior Operations Officer will be employed by Merchants Bank after the Merger. The retention of these key officers by Merchants Bank, as well as other NUVO employees, will greatly facilitate the smooth integration of NUVO’s business into Merchants Bank’s banking operations and the retention of NUVO customers by Merchants Bank, as well as enhance growth opportunities for Merchants Bank because of these individuals’ extensive knowledge of the Western Massachusetts market.

I will be invited to join the Merchants Bancshares and Merchants Bank Boards of Directors after the Merger. I look forward to participating and offering the lessons I have learned over the course of 40 years of banking experience in Western Massachusetts with both community banks and publicly traded institutions. In addition, the non-employee directors of NUVO will be invited to join a Western Massachusetts Advisory and Development Board to be established by Merchants Bank, providing the benefit of their varied business experience and market familiarity in Western Massachusetts to Merchants Bank.

We believe that the NUVO team will contribute to the already strong and capable team at Merchants.

IV.	Conclusion

In conclusion, the proposed Merger will benefit NUVO customers and the communities which it serves. The affiliation with Merchants Bank will provide enhanced service for the needs of customers and communities by allowing the combined banking institution to offer a wide range of services.

In addition, we have seen that Merchants Bank, like NUVO, has demonstrated its strong commitment to providing outstanding customer service and to serving the needs of the communities in its service area.

The combined institution will benefit from the financial and managerial resources that NUVO brings to Merchants Bank to support Merchants Bank’s growth and development in this new market. The geographical and product market diversification will be beneficial to the long term strength and vitality of Merchants Bank as a leading financial institution in our New England regional economy.

In summary, the Board of Directors NUVO unanimously supports this Merger with Merchants Bank and recognizes that it represents a sound strategic partner for our customers, our employees and the communities we serve. We believe this transaction to be in the best interests of both NUVO and Merchants Bank. For these reasons, we respectfully request that the Vermont Department of Financial Regulation approve the proposed Merger.

Thank you for the opportunity to address you this afternoon.